

June 25, 2010

Via facsimile to ((212) 492-0052) and U.S. Mail

Lawrence G. Wee, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

>   **Re: Emmis Communications Corp.**
>   **Schedule TO-I/A**
>   **Filed June 23, 2010**
>   **File No. 005-43521**
>
>   **Amended Schedule 13E-3**
>   **Filed June 23, 2010**
>   **File No. 005-43521**
>
>   **Revised Preliminary Proxy Statement**
>   **Filed June 23, 2010**
>   **File No. 000-23264**
>
>   **Amended Schedule 13E-3**
>   **Filed June 23, 2010 Emmis Communications Corp.,**
>   **JS Acquisition, Inc., JS Acquisition, LLC and Jeffrey H. Smulyan**
>   **File No. 005-43521**
>
>   **Schedule TO-T/A**
>   **Filed June 23, 2010 by JS Acquisition, Inc., JS Acquisition, LLC**
>   **and Jeffrey H. Smulyan**
>   **File No. 005-43521**
>
>   **Schedule 14D-9/A**
>   **Filed June 23, 2010 by Emmis Communications Corp.**
>   **File No. 005-43521**

Dear Mr. Wee:

    We have reviewed the above filings and have the following comments.

Schedule TO-I/A

1.   Refer to prior comment 2. Please revise the cover page of Schedule TO to
      identify the JS entities as "offerors."

2.   We reissue prior comment 4 as it relates to Alden being a bidder in each tender
        offer. We note that Alden is solely financing the transactions and that, while it
        will not own the securities purchased in either tender offer by the named bidder, it
        will be a security holder in the new holding entity. We further note that our
        guidance as expressed in Section II.D.2 of the Division of Corporation Finance's
        "Current Issues and Rulemaking Projects Outline" (November 14, 2000) states
        that one or two factors may control the determination of whether Alden is a bidder
        in the offers. Thus, please provide us additional analysis on these points or add
        Alden as a bidder to each tender offer.

Revised Preliminary Proxy Statement/Offer to Exchange

Cover Letter

3.   We note the revisions made in response to prior comment 5. Please revise your
        disclosure in all filings to state whether the going private transaction (including
        each step in the series of transactions that constitute the current going private
        transaction) is substantively and procedurally fair to all unaffiliated security
        holders, not solely those who hold class A common stock. We note that the
        exchange offer for preferred stock is also part of the going private transaction.

4.   We reissue prior comment 6. You may not eliminate the disclosure relating to the
        fairness determination of the board because the disclosure is required under
        Schedule 13E-3. You may, however, include cautionary language to alert security
        holders to the conflicts of interest present in the transactions.

Notice of Special Meeting of Shareholders

5.   We reissue prior comment 7. Note that you may condition approval of one
        proposal upon approval of the other proposal. Refer to Section II.H. of Exchange
        Act Release No. 31326 (October 16, 1992).

Summary Term Sheet, page 1

6.   We note the revision made in response to prior comment 8. The use of the phrase
        "beneficial ownership" conflicts with the disclosure in the footnotes to the table
        and to the table at the top of page 13. Please advise or revise.

Questions and Answers, page 7

7.   We note the revision made in response to prior comment 12. Please clarify
        whether the consideration to be received in connection with the conversion of the
        preferred stock in the merger is more or less in value than the consideration being
        offered in the exchange offer for the same securities. Please revise the
        appropriate disclosure in this document to explain how, if at all, this difference in

consideration for security holders who tender and those who do not affected the fairness determination made by the Schedule 13E-3 filing persons.

Schedule TO-T/A

8.   We note the material nature and extent of the revisions made to the offer document and the recommendation statement. Please tell us whether you have considered disseminating each document in an amended and restated form.

Schedule 14D-9/A

Item 4. The Solicitation or Recommendation

Background, page 7

9.   We note your response to prior comment 43. Revise your disclosure to explain why the Committee determined to continue its consideration of the proposed offer in light of the nature of Mr. Smulyan's offer. Did Mr. Smulyan's position affect the Committee's deliberation at all?

Opinion of Morgan Stanley & Co. Incorporated, page 16

10.   We reissue prior comment 45.

11.   Given the revisions made in response to prior comment 47, it is unclear why your original presentation did not include all of the items necessary to follow the calculation from the initial Emmis metric to the final implied equity results. Please tell us, with a view toward revised disclosure, how security holders are able to follow the calculations made by Morgan Stanley in arriving at the results for each analysis without a tabular presentation that includes all components of the calculation.

12.   We reissue prior comment 48. While we note that another version of the Morgan Stanley presentation has been filed, we are unable to find responsive disclosure with respect to the remaining portion of the prior comment.

Reasons and Factors for the Recommendation of the Board, page 22

13.   We note your response to prior comment 50 and we reissue it. We also note that the disclosure made with respect to the board's fairness determination does not appear to address the requirements of Item 1014 of Regulation M-A and that the board has adopted the Committee's analysis and discussion, but the Committee did not adopt the analysis of Morgan Stanley, which appears to render the Committee's analysis incomplete as to the requirements of Item 1014 of Regulation M-A.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions relating to the filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions